ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

[redacted] Incorporated in Western Australia

January 18, 2006

06010459

RECEIVED
2006 JAN 25 P 1:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JAN 25 2006
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
18 January 2006 (ASX Announcement & Media Release – Drilling Update Report)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

18 January 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

DRILLING UPDATE REPORT

- **The Schwing A-1 well, Iberville Parish, South Louisiana, is currently drilling ahead at 8,755 feet.**
- **Eagle North 1 well, Kings County, California, is presently drilling ahead toward 5,000 feet.**

South Grosse Tete Project, Iberville Parish, South Louisiana (FAR 18.3% participation) Drilling in progress

Energy Drilling Rig #7 is drilling ahead at 8,755 feet after setting $9^{5}/_{8}$ inch casing at 2,726 feet in the Schwing A-1 well.

Shallow Prospect
The Schwing A-1 well is a planned 11,650 foot test of the Upthrown Bolmex section of the South Grosse Tete Prospect, a three way faulted closure, lying to the east of the Bayou Choctaw Northwest field, with estimated potential in the range of 3 to 5 million barrels of oil. The well is expected to take approximately 22 days to drill on a trouble free basis.

The Schwing prospect is supported by a combination of subsurface well control and 3D seismic acquired in 1996.

Deeper Prospects
The Schwing well will comprise the first phase of a program designed to evaluate three primary concepts:

1. the normally pressured up-thrown Bolmex which will be tested in the Schwing A-1 well
2. the deep pressured Wilcox play to the east which will be tested by the Baist 29-1 well, and
3. the downthrown normally pressured Bolmex and Lower Marg Tex, up-thrown pressured Nonion Struma and Nodosaria to be tested by the Schwing 40-1 well.

The well is being operated by Spartan Operating Company, Inc. Participants include:

First Australian Resources (FAR)	**18.3%**
Amadeus Energy (AMU)	52.0%
Private Interests	29.7%

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Eagle Project, Kings County, California (FAR 15%)
Drilling in progress

FAR has been advised that the Kenai Drilling Rig 6 is presently making good progress and is approaching the 5,000 foot mark in 9 7/8 inch hole after successfully running surface casing to 2,995 feet.



Eagle North-1 is planned to be drilled to a total depth of 13,800 feet (4,206 metres) in 14 days from the start of drilling to the target Gatchell Sandstone and is 1,200 feet (366 metres) to the north west of the Mary Bellocchi-1 well which flow tested oil and gas at rates of up to 223 barrels of oil per day and 0.7 million cubic feet per day from the Gatchell Sandstone.

Upon confirmation of the presence of oil in the target Gatchel Sandstone the well will be cased, production tested for five days and then horizontally drilled for a distance of approximately 1,000 feet (300 metres) and completed for oil production.

The participants in the Eagle Oil Pool Development Project and Eagle North-1 through their respective US wholly owned subsidiaries are:

First Australian Resources Ltd	**15%**
Victoria Petroleum NL (Operator)	20%
Empyrean Energy PLC	38.5%
Lakes Oil NL	15%
Sun Resources NL	10%
Private Interests	1.5%

For information on FAR's drilling activities visit our website at www.far.com.au